UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
INDUSTRIAS BACHOCO, S.A.B. DE C.V.
(Name of Subject Company (Issuer))
EDIFICIO DEL NOROESTE, S.A. DE C.V.
(Names of Filing Persons (Offerors))
Series B Shares, without par value*
(Title of Class of Securities)
MX01BA1D0003
(CUSIP Number of Class of Securities)
*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003
American Depositary Shares, each representing twelve Series B Shares
(Title of Class of Securities)
456463108**
(CUSIP Number of Class of Securities)

SCHEDULE 13E-3
Rule 13e-3 Transaction Statement Under Section 13(e) of the Securities Exchange Act Of 1934
EDIFICIO DEL NOROESTE, S.A. DE C.V.
(Names of Filing Persons (Offerors))
Series B Shares, without par value*
(Title of Class of Securities)
MX01BA1D0003
(CUSIP Number of Class of Securities)
*The Series B Shares are listed on the Mexican Stock Exchange and the ISIN identifier is MX01BA1D0003
American Depositary Shares, each representing twelve Series B Shares
(Title of Class of Securities)
456463108**
(CUSIP Number of Class of Securities)

Gustavo Rodríguez Aradillas
Attorney-in-fact
Edificio del Noroeste, S.A. de C.V.
Bosque de Alisos 47-A 1er Piso A2-11
Bosques de las Lomas 05120, Ciudad de México
Tel. +52 (55)1105-1305
grodriguez@roblesmiaja.com.mx
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications on Behalf of Filing Persons)

With copies to:
George Karafotias
Shearman & Sterling LLP
599 Lexington Avenue
New York, NY 10022-6069
+1.212.848.4000

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	N/A	Filing Party:	N/A
Form or Registration No.:	N/A	Date Filed:	N/A

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

☐
issuer tender offer subject to Rule 13e-4.

☒
going-private transaction subject to Rule 13e-3.

☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(1) (Cross-Border Issuer Tender Offer)

☒
Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on this combined Schedule TO and Schedule 13E-3 under cover of Schedule TO (this “Schedule TO”) is being filed by Edificio del Noroeste, S.A. de C.V., a private corporation (sociedad anónima de capital variable) organized under the laws of the United Mexican States (the “Purchaser”). This Schedule TO relates to the offer by Purchaser to purchase any and all issued and outstanding (i) Series B shares, without par value (the “Series B Shares”), of Industrias Bachoco, S.A.B. de C.V., a publicly-held corporation (sociedad anónima bursátil de capital variable) organized under the laws of United Mexican States (the “Company”) held by U.S. holders (within the meaning of Rule 14d-1(d) under the Exchange Act and (ii) American Depositary Shares (each of which represents twelve Series B Shares) of the Company (the “ADSs,” and together with the Series B Shares, the “Shares”), held by holders, wherever located, in each case other than any Shares owned directly or indirectly by the Robinson Bours Family and/or its affiliates, for Ps.81.66 in cash per Series B Share and Ps.979.92 in cash per ADS (together, the “U.S. Offer Price”), without interest and less (i) any applicable brokerage fees and commissions, (ii) any applicable foreign exchange conversion expenses with respect to the conversion of Mexican pesos to U.S. dollars, and (iii) applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 6, 2022 (the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(i), and the related Acceptance for Series B Shares and ADS Letter of Transmittal (each as defined in the Offer to Purchase, and together, “Letters of Transmittal”), copies of which are attached hereto as Exhibits (a)(ii) and (a)(iii), respectively (all of which, as amended or supplemented from time to time, together constitute the “Offer”). Concurrently with the Offer, Purchaser is making a separate all cash tender offer in Mexico to purchase Series B Shares from all holders, wherever located, if, pursuant to the local laws and regulations applicable to such holders, they are permitted to participate in such offer (the “Mexican Offer”). Unless otherwise defined herein, capitalized terms used in this Schedule TO shall have the meaning given to them in the Offer to Purchase.
The information set forth in the Offer to Purchase, including all schedules thereto, and the related Letters of Transmittal are hereby expressly incorporated by reference in response to all items of this Schedule TO.
Item 1.   Summary Term Sheet.
Reference is made to the information set forth in the Offer to Purchase under the heading “Summary Term Sheet,” which is incorporated herein by reference.
Item 2.   Subject Company Information.
(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 7. Certain Information Concerning the Company,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Introduction,” which is incorporated herein by reference.
(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 6. Price Range of ADSs; Dividends,” which is incorporated herein by reference.
Item 3.   Identity and Background of Filing Person.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “The U.S. Offer — Section 8. Certain Information Concerning Purchaser and the Robinson Bours Family,” and in “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 8. Certain Information Concerning Purchaser” and in “Schedule A — Information About The Directors and Executive Officers of Purchaser and Each Person Controlling Purchaser,” which is incorporated herein by reference.
(c)   Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 8. Certain Information Concerning the Robinson Bours Family and Purchaser,” in

“Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” and in “Special Factors — Section 1. Background,” which is incorporated herein by reference.
Item 4.   Terms of the Transaction.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors — Section 5. Effects of the Offer,” “Special Factors — Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “The U.S. Offer — Section 1. Terms of the U.S. Offer,” “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer,” “The U.S. Offer — Section 4. Withdrawal Rights,” “The U.S. Offer — Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer — Section 10. Adjustments to U.S. Offer Price; Dividends and Distributions,” “The U.S. Offer — Section 12. Possible Effects of the U.S. Offer and Delisting Offers on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
Item 5.   Past Contacts, Transactions, Negotiations and Agreements.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 8. Certain Information Concerning Purchaser and the Robinson Bours Family” and in “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background” and in “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
Item 6.   Purpose of the Transaction and Plans or Proposals.
(a) and (c) (1) through (7) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors — Section 5. Effects of the U.S. Offer,” “Special Factors — Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed” and “The U.S. Offer — Section 12. Possible Effect of the U.S. Offer and Delisting Offers on the Market for the ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” which is incorporated herein by reference.
Item 7.   Source and Amount of Funds or Other Consideration.
(a), (b) and (d) Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet” and “The U.S. Offer — Section 9. Source and Amount of Funds,” which is incorporated herein by reference.
Item 8.   Interest in Securities of the Subject Company.
(a)   Reference is made to the information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” and in “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
(b)   Reference is made to the information set forth in the Offer to Purchase under the heading “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
Item 9.   Persons/Assets, Retained, Employed, Compensated or Used.
(a)   Reference is made to the information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 14. Fees and Expenses,” which is incorporated herein by reference.

Item 10.   Financial Statements.
(a) – (b) Financial information with respect to the Purchaser is not material because (a) the consideration offered consists solely of cash; (b) the Purchaser has contracted a line of credit for sufficient resources, even if the Purchaser were to require the maximum amount of cash possible under the Offer; and (c) the offer is for all outstanding securities of the subject class. See “The U.S. Offer — Section 9. Source and Amount of Funds.”
Item 11.   Additional Information.
(a)(1)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 1. Background,” “Special Factors — Section 8. Related Party Transactions,” and in “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” which is incorporated herein by reference.
(a)(2)   Reference is made to the information set forth in the Offer to Purchase under the headings “Special Factors — Section 7. Appraisal Rights; Rule 13e-3,” “The U.S. Offer — Section 1. Terms of the U.S. Offer,” “The U.S. Offer — Section 2. Acceptance for Payment and Payment for Shares,” “The U.S. Offer — Section 3. Procedures for Tendering into the U.S. Offer,” “The U.S. Offer — Section 4. Withdrawal Rights,” “The U.S. Offer — Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” “The U.S. Offer — Section 11. Conditions to the U.S. Offer,” “The U.S. Offer — Section 12. Possible Effects of the U.S. Offer and Delisting Offers on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
(a)(3) and (4) Reference is made to the information set forth in the Offer to Purchase under the headings “The U.S. Offer — Section 12. Possible Effects of the U.S. Offer and Delisting Offers on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” and “The U.S. Offer — Section 13. Certain Legal Matters; Regulatory Approvals,” which is incorporated herein by reference.
(a)(5)   Not applicable.
(c)   Reference is made to the information set forth in the Offer to Purchase and the Letters of Transmittal, which is incorporated herein by reference.
Item 12.   Exhibits
(a)(i)	Offer to Purchase, dated October 6, 2022.*
(a)(ii)	Form of Acceptance for Series B Shares.*
(a)(iii)	Form of ADS Letter of Transmittal.*
(a)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(ix)	Form of Withdrawal Letter.*

(a)(x)
Letter to the Board of Directors of Industrias Bachoco, S.A.B. de C.V., Issued by the Purchaser, dated March 25, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Purchaser on March 25, 2022).

(a)(xi)	Extract of the minutes of the meeting of the Board of Directors of Edificio del Noroeste, S.A. de C.V., dated March 25, 2022, granting power of attorney.*
(b)	Loan Agreement, to be entered into by and between (i) Edificio del Noroeste, S.A. de C.V., as Borrower; (ii) (a) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000239 and (b) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000118, as Joint Obligors; (iii) Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as Administrative Agent; (iv) Banco Nacional de Mexico, S.A., Integrante Del Grupo Financiero BANAMEX, Division Fiduciaria, as Guarantee Agent; and (v) (a) Banco Nacional de México, SA, a Miembro del Grupo Financiero BANAMEX, (b) Scotiabank Inverlat, SA, Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, (c) Banco del Bajio, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and (d) Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lenders.*
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith.

Item 13.   Information Required by Schedule 13E-3.
The following sets forth that information required by Schedule 13E-3 that has not already been set forth in Items 1-12 above. The information set forth in the Offer to Purchase is incorporated herein by reference to the items required by Schedule 13E-3.
Item 2 to Schedule 13E-3. Subject Company Information
(d)   The information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 6. Price Range of ADSs; Dividends,” is incorporated herein by reference.
(e)   Not applicable.
(f)   Not applicable.
Item 4 to Schedule 13E-3. Terms of the Transaction
(c)   Not applicable.
(d)   The information set forth in the Offer to Purchase under the heading “Special Factors — Section 7. Appraisal Rights; Rule 13e-3” is incorporated herein by reference.
(e)   The Company has not made any provision in connection with the transaction to grant unaffiliated security holders access to its corporate files or to obtain counsel or appraisal services at its expense.
(f)   Not applicable.
Item 5 to Schedule 13E-3. Past Contacts, Transactions, Negotiations and Agreements
(c)   Reference is made to the information set forth in the Offer to Purchase under the headings “Introduction,” “Special Factors — Section 1. Background,” and “Special Factors — Section 1. Terms of the U.S. Offer,” which is incorporated herein by reference

(e)   Not applicable.
Item 6 to Schedule 13E-3. Purpose of the Transaction and Plans or Proposals
(b)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors — Section 5. Effects of the U.S. Offer,” and “Special Factors — Section 6. Conduct of the Company’s Business if the U.S. Offer is not Completed,” is incorporated herein by reference.
(c)(8)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors — Section 5. Effects of the U.S. Offer,” “Special Factors — Section 6. Conduct of the Company’s Business if the U.S. Offer is not Completed” and “The U.S. Offer — Section 12. Possible Effects of the U.S. Offer and Delisting Offers on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations” is incorporated herein by reference.
Item 7 to Schedule 13E-3. Purposes, Alternatives, Reasons and Effects
(a)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — 1. Background,” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under the headings “Special Factors — 1. Background,” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” is incorporated herein by reference.
(c)   The information set forth in the Offer to Purchase under the headings “Special Factors — 1. Background,” and “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” is incorporated herein by reference.
(d)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — 1. Background,” “Special Factors — Section 2. Purpose of and Reasons for the U.S. Offer; Plans for the Company after the U.S. Offer,” “Special Factors — Section 5. Effects of the U.S. Offer,” “Special Factors — Section 6. Conduct of the Company’s Business if the U.S. Offer Is Not Completed,” “Special Factors — Section 7. Appraisal Rights; Rule 13e-3 — Rule 13e-3,” “Special Factors — Section 9. Interests of Certain Persons in the U.S. Offer,” “The U.S. Offer — Section 5. Material U.S. and Mexican Federal Income Tax Consequences,” and “The U.S. Offer — Section 12. Possible Effects of the U.S. Offer and Delisting Offers on the Market for ADSs; NYSE Listing; Exchange Act Registration; Deposit Agreement Termination; Margin Regulations,” is incorporated herein by reference.
Item 8 to Schedule 13E-3. Fairness of the Transaction
(a)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” and “Special Factors — Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer,” is incorporated herein by reference.
(b)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Introduction,” “Special Factors — Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” and “Special Factors — Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer,” is incorporated herein by reference.
(c)   The transaction is not structured so that approval of at least a majority of unaffiliated security holders is required.
(d)   A majority of directors who are not employees of the Company has not retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of negotiating the terms of the Rule 13e-3 transaction. A majority of directors who are not employees of the Company have retained an unaffiliated representative to act solely on behalf of unaffiliated security holders for purposes of preparing a report concerning the fairness of the transaction.
(e)   The information set forth in the Offer to Purchase under the headings “Summary Term Sheet,” “Special Factors — Section 1. Background” and “Special Factors — Section 3. The Current Status of the Recommendation by the Company’s Board of Directors,” is incorporated herein by reference.
(f)   Not applicable.
Item 9 to Schedule 13E-3. Reports, Opinions, Appraisals and Negotiations
(a) – (b)   The information set forth in the Offer to Purchase under the heading “Special Factors — Section 4. Position of Purchaser Regarding Fairness of the U.S. Offer,” is incorporated herein by reference.
(c)   Not applicable.
Item 10 to Schedule 13E-3. Source and Amount of Funds or Other Consideration
(c)   The information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 14. Fees and Expenses,” is incorporated herein by reference.
Item 12 to Schedule 13E-3. The Solicitation or Recommendation
(d)   To the extent known by the Purchaser, no executive officer, director or affiliate of the Company, executive officer and director of the Purchaser, person controlling the Purchaser or executive officer and director of any corporation or other person ultimately in control of the Purchaser currently intends to tender or sell Series B Shares or ADSs owned or held by that person.
(e)   The information set forth in the Offer to Purchase under the headings “Special Factors — Section 4. The Current Status of the Recommendation by the Company’s Board of Directors,” “Schedule A — Information Concerning Directors, Executive Officers and Beneficial Owners of Purchaser,” is incorporated herein by reference.
Item 13 to Schedule 13E-3. Financial Statements
(a)   The consolidated financial statements of the Company as of and for the fiscal years ended December 31, 2020, and December 31, 2021 are incorporated herein by reference to Item 18 of the Company’s Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the SEC on April 29, 2022.
The unaudited consolidated financial statements of the Company as of and for the six months ended June 30, 2022 and 2021 are incorporated herein by reference to the Company’s Form 6-K for the six months ended June 30, 2022, filed with the SEC on July 27, 2022.
The information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 7. Certain Information Concerning the Company — Financial Information,” is incorporated herein by reference.
(b)   Not applicable.
Item 14 to Schedule 13E-3. Persons/Assets Retained, Employed, Compensated or Used
(a) – (b)   The information set forth in the Offer to Purchase under the heading “The U.S. Offer — Section 14. Fees and Expenses,” with respect to the persons employed or retained by Purchaser is incorporated herein by reference.
Item 15 to Schedule 13E-3. Additional Information
(b) – (c)   Not applicable.

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Dated October 6, 2022	EDIFICIO DEL NOROESTE, S.A. DE C.V.

By:
/s/ Jorge Jiménez Morales

Name:
Jorge Jiménez Morales

Title:
Authorized Signatory

EXHIBIT INDEX
Exhibit No.	Description
(a)(i)	Offer to Purchase, dated October 6, 2022.*
(a)(ii)	Form of Acceptance for Series B Shares.*
(a)(iii)	Form of ADS Letter of Transmittal.*
(a)(iv)	Form of Notice of Guaranteed Delivery.*
(a)(v)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vi)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for ADSs).*
(a)(vii)	Form of Letter to Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(viii)	Form of Letter to Clients for use by Brokers, Dealers, Banks, Trust Companies and Other Securities Intermediaries (for Series B Shares).*
(a)(ix)	Form of Withdrawal Letter.*
(a)(x)	Letter to the Board of Directors of Industrias Bachoco, S.A.B. de C.V., Issued by the Purchaser, dated March 25, 2022 (incorporated by reference to Exhibit 99.1 to the Schedule TO-C filed with the SEC by Purchaser on March 25, 2022).
(a)(xi)	Extract of the minutes of the meeting of the Board of Directors of Edificio del Noroeste, S.A. de C.V., dated March 25, 2022, granting power of attorney.*
(b)	Loan Agreement, to be entered into by and between (i) Edificio del Noroeste, S.A. de C.V., as Borrower; (ii) (a) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000239 and (b) Grupo Bursátil Mexicano, S.A. de C.V., Casa de Bolsa, as Trustee of Trust Number F/000118, as Joint Obligors; (iii) Scotiabank Inverlat, S.A., Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, as Administrative Agent; (iv) Banco Nacional de Mexico, S.A., Integrante Del Grupo Financiero BANAMEX, Division Fiduciaria, as Guarantee Agent; and (v) (a) Banco Nacional de México, SA, a Miembro del Grupo Financiero BANAMEX, (b) Scotiabank Inverlat, SA, Institución de Banca Múltiple, Grupo Financiero Scotiabank Inverlat, (c) Banco del Bajio, S.A., Institución de Banca Múltiple, Grupo Financiero Santander México, and (d) Banco Mercantil del Norte, S.A., Institución de Banca Múltiple, Grupo Financiero Banorte, as Lenders.*
(d)	Not applicable.
(f)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.
107	Filing Fee Table.*

*
Filed herewith